Exhibit 99.2

SUNGARD

SunGard

Condensed Consolidated Balance Sheets

(In millions except share and per-share amounts)

(Unaudited)

	December 31, 2014	June 30, 2015
Assets
Current:
Cash and cash equivalents	$447	$538
Trade receivables, less allowance for doubtful accounts of $22 and $21	572	446
Earned but unbilled receivables	114	115
Prepaid expenses and other current assets	116	108

Total current assets	1,249	1,207

Property and equipment, less accumulated depreciation of $414 and $433	152	149
Software products, less accumulated amortization of $1,754 and $1,771	224	222
Customer base, less accumulated amortization of $531 and $555	360	338
Other assets, less accumulated amortization of $22 and $23	94	73
Trade name	672	672
Goodwill	3,760	3,744

Total Assets	$6,511	$6,405

Liabilities and Equity
Current:
Short-term and current portion of long-term debt	$—	$3
Accounts payable	21	15
Accrued compensation and benefits	227	167
Accrued interest expense	30	29
Other accrued expenses	131	125
Deferred revenue	589	541

Total current liabilities	998	880

Long-term debt	4,669	4,669
Deferred and other income taxes	616	604
Other long-term liabilities	39	32

Total liabilities	6,322	6,185

Commitments and contingencies

Noncontrolling interest in preferred stock of SCCII subject to a put option	37	40
Class L common stock subject to a put option	57	58
Class A common stock subject to a put option	3	2

Stockholders’ equity:
Class L common stock, convertible, par value $.001 per share; cumulative 13.5% per annum, compounded quarterly; aggregate liquidation preference of $8,064 million and $8,659 million; 50,000,000 shares authorized, 29,062,421 shares issued	—	—
Class A common stock, par value $.001 per share; 550,000,000 shares authorized, 261,565,118 shares issued	—	—
Capital in excess of par value	2,674	2,672
Treasury stock, 442,460 and 302,479 shares of Class L common stock; and 3,985,453 and 2,725,623 shares of Class A common stock	(38)	(26)
Accumulated deficit	(3,902)	(3,928)
Accumulated other comprehensive income (loss)	(132)	(174)

Total SunGard stockholders’ equity (deficit)	(1,398)	(1,456)
Non-controlling interest in preferred stock of SCCII	1,490	1,576

Total equity	92	120

Total Liabilities and Equity	$6,511	$6,405

The accompanying notes are an integral part of these condensed consolidated financial statements.

SunGard

Condensed Consolidated Statements of Income (Loss)

(In millions)

(Unaudited)

	Six Months Ended June 30,
	2014	2015
Revenue	$1,326	$1,358

Costs and expenses:
Cost of sales and direct operating (excluding items described in Note 1)	542	551
Sales, marketing and administration	326	313
Product development and maintenance	196	173
Depreciation	51	56
Amortization of acquisition-related intangible assets	84	42
Trade name impairment charge	339	—

Total costs and expenses	1,538	1,135

Operating income (loss)	(212)	223
Other income (expense):
Interest income	1	1
Interest expense and amortization of deferred financing fees	(147)	(142)
Loss on extinguishment of debt	(61)	—
Other income (expense)	—	1

Other income (expense)	(207)	(140)

Income (loss) from continuing operations before income taxes	(419)	83
Benefit from (provision for) income taxes	99	(24)

Income (loss) from continuing operations	(320)	59
Income (loss) from discontinued operations, net of tax	(17)	2

Net income (loss)	(337)	61
Income attributable to the non-controlling interest	(90)	(87)

Net loss attributable to SunGard	$(427)	$(26)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SunGard

Condensed Consolidated Statements of Comprehensive Income (Loss)

(In millions)

(Unaudited)

	Six Months Ended June 30,
	2014	2015
Net income (loss)	$(337)	$61
Other comprehensive income (loss):
Foreign currency translation, net	21	(39)
Unrealized gain (loss) on derivative instruments, net of tax	(2)	(3)

Other comprehensive income (loss), net of tax	19	(42)

Comprehensive income (loss)	(318)	19
Comprehensive income attributable to the non-controlling interest	(90)	(87)

Comprehensive loss attributable to SunGard	$(408)	$(68)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SunGard

Condensed Consolidated Statements of Cash Flows

(In millions)

(Unaudited)

	Six Months Ended June 30,
	2014	2015
Cash flow from operations:
Net income (loss)	$(337)	$61
Income (loss) from discontinued operations	(17)	2

Income (loss) from continuing operations	(320)	59
Reconciliation of income (loss) from continuing operations to cash flow from (used in) operations:
Depreciation and amortization	135	98
Trade name impairment charge	339	—
Deferred income tax provision (benefit)	(90)	(8)
Stock compensation expense	20	23
Amortization of deferred financing costs and debt discount	10	8
Loss on extinguishment of debt	61	—
Other noncash items	—	(1)
Changes in working capital:
Accounts receivable and other current assets	100	119
Accounts payable and accrued expenses	(111)	(83)
Accrued interest	(5)	(1)
Accrued income taxes	(25)	15
Deferred revenue	(28)	(47)

Cash flow from (used in) continuing operations	86	182
Cash flow from (used in) discontinued operations	34	—

Cash flow from (used in) operations	120	182

Investment activities:
Cash paid for acquired businesses, net of cash acquired	—	(25)
Additions to property and equipment, and software	(31)	(27)
Additions to capitalized software	(27)	(28)
Other investing activities	—	1

Cash provided by (used in) continuing operations	(58)	(79)
Cash provided by (used in) discontinued operations	5	1

Cash provided by (used in) investment activities	(53)	(78)

Financing activities:
Cash received from borrowings, net of fees	(7)	3
Cash used to repay debt	(1,324)	(1)
Cash used to purchase treasury stock	(7)	(2)
Other financing activities	(9)	(10)

Cash provided by (used in) continuing operations	(1,347)	(10)
Cash provided by (used in) discontinued operations	887	—

Cash provided by (used in) financing activities	(460)	(10)

Effect of exchange rate changes on cash	1	(3)

Increase (decrease) in cash and cash equivalents	(392)	91
Beginning cash and cash equivalents, including cash of discontinued operations: 2014, $31; 2015, $-	706	447

Ending cash and cash equivalents	$314	$538

Supplemental information:
Interest paid	$166	$135

Income taxes paid, net of refunds of $12 million and $19 million, respectively	$23	$16

Non-cash financing activities:
Distribution of net assets of SpinCo (See Note 1)	$223	$—

Receipt of SpinCo Notes in connection with the AS Split-Off (See Note 1)	$425	$—

Exchange of SpinCo Notes for SDS Notes	$389	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

SUNGARD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation:

SunGard (the “Company”), which was formerly named SunGard Capital Corp., is one of the world’s leading software and technology services companies and has two reportable segments: Financial Systems (“FS”) and Public Sector & Education (“PS&E”). The condensed consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

SunGard Data Systems, a wholly-owned subsidiary of SunGard, (“SDS”) was acquired on August 11, 2005 in a leveraged buy-out (the “LBO”) by a consortium of private equity investment funds associated with Bain Capital Partners, The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co., Providence Equity Partners, Silver Lake and TPG (collectively, the “Sponsors”).

SDS is a wholly-owned, direct subsidiary of SunGard Holdco LLC, which is wholly owned by SunGard Holding Corp., which is wholly owned by SunGard Capital Corp. II (“SCCII”), which is a subsidiary of SunGard. All four of these companies were formed for the purpose of facilitating the LBO and are collectively referred to as the “Holding Companies.” The Holding Companies have no other operations beyond those of their ownership of SDS.

On March 31, 2014, the Company completed the split-off of its Availability Services (“AS”) business to its existing preferred stockholders, including its private equity owners, on a tax-free and pro-rata basis. As part of that transaction, the assets and liabilities of the AS business were contributed to a new subsidiary, and then SDS transferred all of its ownership interests in that subsidiary to Sungard Availability Services Capital, Inc. (“SpinCo”) in exchange for common stock of SpinCo, approximately $425 million of SpinCo senior notes (“SpinCo Notes”), and $1,005 million of net cash proceeds from the issuance of an AS term loan facility (“SpinCo Term Loan”). Immediately after these transactions, SDS distributed the common stock of SpinCo through SDS’ ownership chain ultimately to SCCII, and then all stockholders of preferred stock of SCCII exchanged a portion of their shares of preferred stock for all of the shares of common stock of SpinCo on a pro-rata basis (together, with the transactions described above, the “AS Split-Off”).

The AS business, which was split-off on March 31, 2014, and two small FS businesses, which were sold on January 31, 2014, have been included in our financial results as discontinued operations for all periods presented.

The accompanying interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), consistent in all material respects with those applied in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. Interim financial reporting does not include all of the information and footnotes required by GAAP for annual financial statements. The interim financial information is unaudited, but, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments necessary to provide a fair statement of results for the interim periods presented. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

The Condensed Consolidated Statement of Income (Loss) for the six months ended June 30, 2014 has been revised to present stock compensation expense and developer time spent on customer billable professional services projects in the correct functional expense categories. Refer to Note 2 for additional details.

All of the previously-issued interim financial statements included in Quarterly Reports on Form 10-Q for 2014 included an error in the Condensed Consolidated Statements of Comprehensive Income (Loss) related to the removal of the cumulative foreign currency translation loss associated with the AS businesses that were split-off on March 31, 2014. The removal of the cumulative foreign currency translation loss was reflected in both the

Condensed Consolidated Statements of Comprehensive Income (Loss) and the rollforwards of stockholders’ equity included in the notes to the condensed consolidated financial statements in each of the Quarterly Reports. However, the inclusion of this item in the 2014 Condensed Consolidated Statements of Comprehensive Income (Loss) was not appropriate since it relates to the distribution of the AS businesses to the Company’s owners and should have been excluded from the 2014 Other Comprehensive Income according to GAAP. Management does not believe the error is material to any of the previously-issued financial statements. The table below shows the impact of the correction of this error for the six months ended June 30, 2014.

The following table presents the amounts as originally reported and as revised for SunGard (in millions):

	Six Months Ended June 30, 2014
	As Reported	As Revised
Other Comprehensive Income (loss)	$(63)	$19
Comprehensive Income (Loss)	(400)	(318)
Comprehensive Income (Loss) attributable to SunGard	(490)	(408)

Cost of Sales and Direct Operating

Cost of sales and direct operating represents the cost of providing the Company’s software and services offerings to customers and excludes depreciation, amortization and the cost of maintenance.

Recent Accounting Pronouncements

Recently Adopted

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Auditing Standards Update (“ASU”) 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” that changes the criteria for reporting a discontinued operation. According to the new guidance, only disposals of a component that represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results is a discontinued operation. The new guidance also requires expanded disclosures about discontinued operations and disposals of a significant part of an entity that does not qualify for discontinued operations reporting. ASU 2014-08 was effective beginning January 1, 2015, but only for disposals (or classifications as held for sale) that have not been reported in previously-issued financial statements. ASU 2014-08 will affect how the Company identifies and presents discontinued operations in the consolidated financial statements.

Recently Issued

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. This new guidance establishes a five step process that companies must use in order to recognize revenue properly. Those five steps are: (i) identifying contract(s) with a customer, (ii) identifying the performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the performance obligations in the contract, and (v) recognizing revenue when (or as) the entity satisfies a performance obligation. The new ASU will affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. ASU 2014-09 was to be effective for the Company starting in the first quarter of fiscal 2017. However, in July 2015, the FASB voted to defer the effective date of the new revenue standard by one year, and to permit entities to adopt one year earlier if they choose (i.e., the original effective date). ASU 2014-09 allows for two methods of adoption: (a) “full retrospective” adoption, meaning the standard is applied to all periods presented, or (b) “modified retrospective” adoption, meaning the cumulative effect of applying ASU 2014-09 is recognized as an adjustment to the opening retained earnings balance. The Company is in the process of determining the adoption method as well as the effects the adoption of ASU 2014-09 will have on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” in conjunction with their initiative to reduce complexity in accounting standards. This new guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with presentation of a debt discount. The new standard is limited to the presentation of debt issuance costs and will not affect the recognition and measurement of debt issuance costs. ASU 2015-03 will be effective for the Company for the fiscal year beginning after December 15, 2015 and within those fiscal years with early adoption permitted. The adoption of ASU 2015-03 is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” Under the new standard, customers will apply the same criteria as vendors to determine whether a cloud computing arrangement contains a software license or is solely a service contract. For public companies, the new standard is effective for annual periods, including interim periods, beginning after December 15, 2015. The adoption of ASU 2015-05 is not expected to have a material impact on the Company’s consolidated financial statements.

2. Expense Classification:

Effective December 31, 2014, within the Condensed Consolidated Statements of Comprehensive Income (Loss), the Company revised its presentation of stock compensation expense. Formerly, the Company presented this expense entirely within sales, marketing and administration expense. The Company’s revised presentation allocates these costs to the appropriate functional areas. Further, the Company has revised its presentation of the costs for developer time spent on customer billable professional services projects. Formerly, the Company presented this expense within product development and maintenance expense. The Company’s revised presentation records these amounts to cost of sales and direct operating. There was no impact on total reported costs and expenses for any period as a result of the changes. Management does not believe these revisions are material to the previously issued financial statements.

The impact of these items within the functional areas for the six months ended June 30, 2014 is as follows (in millions):

	Six Months Ended June 30, 2014
	As reported	Revised presentation of stock compensation expense	Revised presentation of developer time spent on professional services projects	As presented in the statement of comprehensive income (loss)
Cost of sales and direct operating (See Note 1)	$528	$3	$11	$542
Sales, marketing and administration	332	(6)	—	326
Product development and maintenance	204	3	(11)	196

Total functional expenses	$1,064	$—	$—	$1,064

3. Acquisitions and Discontinued Operations:

Acquisitions

During March 2015, the Company completed one acquisition in its FS segment, and in June 2015, the Company completed one acquisition in its PS&E segment. Total combined cash paid, net of cash acquired was $25 million. Below is a summary of the combined purchase price allocation (in millions):

Six months ended June 30, 2015
Acquired businesses:
Software products	$11
Customer base	6
Goodwill	17
Other intangible assets	2
Deferred income taxes	(6)
Net current assets (liabilities) assumed	(5)

Cash paid for acquired businesses	$25

The acquisitions discussed above for March and June of 2015 were not material to the Company’s operations, financial position, or cash flows.

Discontinued Operations

On January 31, 2014, the Company completed the sale of two small businesses within the FS segment in exchange for €27 million paid at closing, €9 million to be paid no later than March 2016 (“deferred purchase price”), which is included in trade receivables, and €2 million to be paid upon the successful assignment of certain customer contracts. The deferred purchase price is unconditional and is secured by a bank guarantee. During the first quarter of 2015, the Company successfully assigned certain of these customer contracts and recognized a $2 million gain in discontinued operations. Also included in discontinued operations are the results of our former AS business as a result of the AS Split-Off (see Note 1), which was completed on March 31, 2014. These businesses have been included in our financial results as discontinued operations for all periods presented.

The results for discontinued operations for the six months ended June 30, 2014 and 2015 were as follows (in millions):

	Six Months Ended June 30,
	2014	2015
Revenue	$338	$—

Operating income (loss)	(26)	—
Interest expense	(18)	—
Gain on sale of business	23	2

Income (loss) before income taxes	(21)	2
Benefit from income taxes	4	—

Income (loss) from discontinued operations	$(17)	$2

4. Intangible Assets and Goodwill:

Goodwill

The following table summarizes the changes in goodwill, by segment, for the six months ended June 30, 2015 (in millions):

	Cost			Accumulated impairment
	FS	PS&E	Subtotal	PS&E	Total
Balance at December 31, 2014	$3,433	$544	$3,977	$(217)	$3,760
2015 acquisitions	2	15	17	—	17
Effect of foreign currency translation	(32)	—	(32)	—	(32)
Other	(1)	—	(1)	—	(1)

Balance at June 30, 2015	$3,402	$559	$3,961	$(217)	$3,744

A portion of the Company’s goodwill is denominated in currencies other than the U.S. Dollar.

Intangible Asset amortization

The total expected amortization of acquisition-related intangible assets for years ended December 31 is as follows (in millions):

2015	$85
2016	70
2017	61
2018	56
2019	49

5. Accumulated Other Comprehensive Income:

The following table provides a rollforward of the components of accumulated other comprehensive loss, net of tax, for the six months ended June 30, 2015 (in millions):

	Gains and Losses on Cash Flow Hedges	Currency Translation	Other	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2014	$(1)	$(125)	$(6)	$(132)

Other comprehensive loss before reclassifications	(10)	(39)	—	(49)
Amounts reclassified from accumulated other comprehensive income, net of tax	7	—	—	7

Net current-period other comprehensive loss	(3)	(39)	—	(42)

Balance at June 30, 2015	$(4)	$(164)	$(6)	$(174)

The following table summarizes the unrealized gains (losses) on derivative instruments, including the impact of components reclassified into net income from accumulated other comprehensive income, for the six months ended June 30, 2014 and 2015 (in millions):

	Six months ended June 30,		Affected Line Item in the Statement of Comprehensive Income (Loss) for Components Reclassified from OCI
Other Comprehensive Income (Loss) Components	2014	2015
Unrealized gain (loss) on derivative instruments	$(6)	$(10)

Loss (gain) on derivatives reclassified into income:
Interest rate contracts	3	4	Interest expense and amortization of deferred financing fees
Forward currency hedges	—	1	Cost of sales and direct operating

Total reclassified into income	3	5
Income tax benefit (expense)	1	2

Amounts reclassified from accumulated other comprehensive income, net of tax	4	7

Unrealized gain (loss) on derivative instruments, net of tax	$(2)	$(3)

6. Debt and Derivatives:

On June 30, 2015, SDS had $593 million of available borrowing capacity and $7 million of outstanding letters of credit under its $600 million revolving credit facility. In addition, there were $4 million of letters of credit outstanding at June 30, 2015 that did not impact availability under the revolving credit facilities.

The ability to make dividend payments to SunGard’s equity holders is governed by the covenants in its debt agreements. Without obtaining an amendment to those documents, SunGard’s covenants currently limit such a dividend to a total of $200 million.

Debt consisted of the following (in millions):

	December 31, 2014	June 30, 2015
Senior Secured Credit Facilities:
Secured revolving credit facility due March 8, 2018	$—	$—
Tranche C due February 28, 2017, effective interest rate of 4.44% and 4.44%	400	400
Tranche E due March 8, 2020, effective interest rate of 4.31% and 4.31%	1,918	1,918

Total Senior Secured Credit Facilities	2,318	2,318
Senior Notes due 2018 at 7.375%	511	511
Senior Notes due 2020 at 7.625%	700	700
Senior Subordinated Notes due 2019 at 6.625%	1,000	1,000
Secured Accounts Receivable Facility, at 3.16% and 3.19%	140	140
Other	—	3

Total debt	$4,669	$4,672

Short-term borrowings and current portion of long-term debt	$—	$3
Long-term debt	4,669	4,669

Total debt	$4,669	$4,672

Future Maturities

At June 30, 2015, the contractual future maturities of debt are as follows (in millions):

Contractual Maturities
2015	$—
2016	3
2017	400
2018	511
2019	1,140
Thereafter	2,618

Total debt	$4,672

SDS uses interest rate swaps to manage the amount of its floating rate debt in order to reduce its exposure to variable rate interest payments associated with the Amended and Restated Credit Agreement dated as of August 11, 2005, as amended from time to time (“Credit Agreement”). Each swap agreement is designated as a cash flow hedge. SDS pays a stream of fixed interest payments for the term of the swap, and in turn, receives variable interest payments based on LIBOR. At June 30, 2015, one-month and three-month LIBOR were 0.19% and 0.28%, respectively. The net receipt or payment from the interest rate swap agreements is included in the Condensed Consolidated Statements of Income (Loss) as interest expense. The interest rates in the components of the debt table above reflect the impact of the swaps.

A summary of the Company’s interest rate swaps at June 30, 2015 follows (in millions):

Inception	Maturity	Notional amount (in millions)	Weighted- average Interest rate paid	Interest rate received (LIBOR)
August-September 2012	February 2017	$400	0.69%	1-Month
June 2013	June 2019	100	1.86%	3-Month
September 2013	June 2019	100	2.26%	3-Month
February-March 2014	March 2020	300	2.27%	3-Month

Total / Weighted-Average Interest Rate		$900	1.52%

The fair values of the swap agreements at December 31, 2014 were $1 million and $5 million and were included in other assets and other accrued expenses, respectively. The fair value of the swap agreements at June 30, 2015 was $7 million and was included in other accrued expenses.

The Company has no ineffectiveness related to its swap agreements. During the next twelve months, the Company expects to reclassify approximately $8 million from accumulated other comprehensive income (loss) into earnings, specifically interest expense and amortization of deferred financing fees, related to the Company’s interest rate swaps based on the borrowing rates at June 30, 2015.

7. Fair Value Measurements:

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under this guidance, the Company is required to classify certain assets and liabilities based on the following fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Unobservable inputs for the asset or liability.

The following table summarizes assets and liabilities measured at fair value on a recurring basis at June 30, 2015 (in millions):

		Fair Value Measures Using
	Balance Sheet Caption	Level 1	Level 2	Level 3	Total
Assets
Money market funds	Cash and cash equivalents	$55	$—	$—	$55
Currency forward contracts	Prepaid expenses and other current assets	—	2	—	2

Total		$55	$2	$—	$57

Liabilities
Interest rate swap agreements	Other accrued expenses	$—	$7	$—	$7
Currency forward contracts	Other accrued expenses	—	2	—	2

		$—	$9	$—	$9

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2014 (in millions):

		Fair Value Measures Using
	Balance Sheet Caption	Level 1	Level 2	Level 3	Total
Assets
Money market funds	Cash and cash equivalents	$106	$—	$—	$106
Interest rate swap agreements	Other assets	—	1	—	1
Currency forward contracts	Prepaid expenses and other current assets	—	3	—	3

Total		$106	$4	$—	$110

Liabilities
Interest rate swap agreements	Other accrued expenses	$—	$5	$—	$5
Currency forward contracts	Other accrued expenses	—	1	—	1

Total		$—	$6	$—	$6

Money market funds are recognized and measured at fair value in the Company’s financial statements. Fair values of the interest rate swap agreements are calculated using a discounted cash flow model using observable applicable market swap rates and assumptions and are compared to market valuations obtained from brokers.

The Company uses currency forward contracts to manage its exposure to fluctuations in costs caused by variations in Indian Rupee (“INR”) exchange rates. These INR forward contracts are designated as cash flow hedges. The fair value of these currency forward contracts is determined using currency exchange market rates, obtained from reliable, independent, third party banks, at the balance sheet date. The fair value of forward contracts is subject to changes in currency exchange rates. The Company has no ineffectiveness related to its use of currency forward contracts in connection with INR cash flow hedges. The Company expects to reclassify in the next twelve months approximately $2 million from other comprehensive income (loss) into earnings related to the Company’s INR forward contracts.

The fair value of the trade name is categorized as Level 3, a non-recurring fair value measurement using significant unobservable inputs, and is estimated by discounted cash flows based on projected future revenues. This requires the use of various assumptions including projections of future cash flows, perpetual growth rates and discount rates. During the six months ended June 30, 2014, the Company recorded a $339 million trade name impairment charge. See Notes 1 and 7 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to the extent the underlying liability will be settled in cash, approximate carrying values because of the short-term nature of these instruments. Derivative financial instruments are recorded at fair value. The fair value of the Company’s floating rate and fixed rate long-term debt (Level 2) is determined using actual market quotes and benchmark yields received from independent vendors.

The following table presents the carrying amount and estimated fair value of the Company’s debt, including the current portion and excluding the interest rate swaps, as of December 31, 2014 and June 30, 2015 (in millions):

	December 31, 2014		June 30, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Floating rate debt	$2,458	$2,431	$2,458	$2,458
Fixed rate debt	2,211	2,286	2,214	2,293

8. Equity and Non-controlling Interest:

A rollforward of SunGard’s temporary and permanent equity for the six months ended June 30, 2015 is as follows (in millions):

	Temporary Equity		Permanent Equity
	Class L	Class A	Additional Paid in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Permanent Equity Excluding Non-controlling Interest
Balances at December 31, 2014	$57	$3	$2,674	$(3,902)	$(38)	$(132)	$(1,398)
Net income	—	—	—	(26)	—	—	(26)
Foreign currency translation	—	—	—	—	—	(39)	(39)
Net unrealized gain on derivative instruments	—	—	—	—	—	(3)	(3)
Stock compensation expense	—	—	23	—	—	—	23
Issue common and preferred stock stock	—	—	(12)	—	13	—	1
Purchase of treasury stock	—	—	—	—	(1)	—	(1)
Transfer intrinsic value of vested restricted stock units to temporary equity	11	—	(18)	—	—	—	(18)
Cancellation of put options due to employee terminations	(10)	(1)	14	—	—	—	14
Other	—	—	(9)	—	—	—	(9)

Balances at June 30, 2015	$58	$2	$2,672	$(3,928)	$(26)	$(174)	$(1,456)

A rollforward of SunGard’s non-controlling interest for the six months ended June 30, 2015 is as follows (in millions):

	Non-controlling interest
	Temporary equity	Permanent equity	Total
Balances at December 31, 2014	$37	$1,490	$1,527
Net income	2	85	87
Purchase of treasury stock	—	(1)	(1)
Transfer intrinsic value of vested restricted stock units to temporary equity	6	—	6
Cancellation of put options due to employee terminations	(5)	2	(3)

Balances at June 30, 2015	$40	$1,576	$1,616

A rollforward of SunGard’s non-controlling interest for the six months ended June 30, 2014 follows (in millions):

	Non-controlling interest
	Temporary equity	Permanent equity	Total
Balances at December 31, 2013	$42	$1,741	$1,783
Net income	—	90	90
Purchase of treasury stock	—	(2)	(2)
Impact of exchange of SpinCo common stock for SCCII preferred stock	(1)	(428)	(429)
Impact of modification of SunGard Awards	(4)	—	(4)
Impact of modification of SpinCo Awards	(6)	—	(6)
Transfer intrinsic value of vested restricted stock units to temporary equity	7	—	7
Cancellation of put options due to employee terminations	(6)	5	(1)

Balances at June 30, 2014	$32	$1,406	$1,438

9. Income Taxes:

The effective income tax rates for the six month periods ended June 30, 2015 and 2014 were 28% and 24%, respectively. The Company’s effective tax rate reflects changes in the mix of income or losses in jurisdictions with a wide range of tax rates, permanent differences between GAAP and local tax laws, the impact of valuation allowances, unrecognized tax benefits, and the timing of recording discrete items. For the six months ended June 30, 2015, the provision for income taxes includes a benefit of $10 million recorded as a discrete item for the reversal of a portion of the Company’s reserve for uncertain tax positions, triggered by a favorable decision received by the Company from an appellate body on a matter between the Company and a state taxing authority during the period. Also for the period, the Company continued to generate losses in France which exceed the scheduled reversal of deferred tax liabilities. As a result, no benefit has been recorded for these losses for the six months ended June 30, 2015.

For the six months ended June 30, 2014, the benefit for income taxes includes a benefit of $138 million recorded as a discrete item related to the impairment of the trade name, an expense of $46 million recorded as a discrete item due to changes in certain state deferred tax rates, primarily driven by the change in the legal entity ownership of the trade name caused by the AS Split-Off, and an expense of $9 million recorded as a discrete item to increase the valuation allowance on state net operating losses driven by the change in management’s judgment of their realizability due to the AS Split-Off.

In evaluating the realizability of deferred tax assets, management considered the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. Changes in the mix of income, losses in particular jurisdictions or the total amount of income for 2015 may significantly impact the estimated effective income tax rate for the year.

10. Segment Information:

The Company’s measure of segment profit or loss is Adjusted EBITDA. Management believes Adjusted EBITDA is an effective tool to measure the Company’s operating performance since it excludes non-cash items, including depreciation (which includes amortization of capitalized software), amortization of acquisition-related intangible assets, trade name and goodwill impairment charges and stock compensation expense, and certain variable charges including severance and facility closure costs, management fees paid to the Sponsors and certain other costs. Management uses Adjusted EBITDA extensively to measure the financial performance of the Company and its reportable segments, and also to report the Company’s results to its board of directors. The Company uses a similar measure, as defined in SDS’s Credit Agreement, for purposes of computing its debt covenants.

The operating results for the six months ended June 30, 2015 and 2014 for each segment follow (in millions):

	Six Months Ended June 30, 2015
	FS	PS&E	Sum of segments	Corporate (1)	Total
Software	$445	$69	$514	$—	$514
SaaS and cloud	528	19	547	—	547
Services	275	22	297	—	297

Total revenue	$1,248	$110	$1,358	$—	$1,358

Adjusted EBITDA	$347	$33	$380	$(27)	$353
Depreciation (2)	50	5	55	1	56
Amortization of acquisition-related intangible assets	40	2	42	—	42
Capital expenditures	46	7	53	2	55

	Six Months Ended June 30, 2014
	FS	PS&E	Sum of segments	Corporate (1)	Total
Software	$439	$69	$508	$—	$508
SaaS and cloud	515	18	533	—	533
Services	264	21	285	—	285

Total revenue	$1,218	$108	$1,326	$—	$1,326

Adjusted EBITDA	$293	$33	$326	$(22)	$304
Depreciation (2)	46	4	50	1	51
Amortization of acquisition-related intangible assets	79	4	83	1	84
Capital expenditures	53	5	58	—	58

(1)	Corporate is included to reconcile each item to the total for the Company.

Reconciliation of consolidated Adjusted EBITDA to income (loss) from continuing operations before income taxes:

	Six Months Ended June 30,
	2014	2015
Adjusted EBITDA (including corporate)	$304	$353
Depreciation (2)	(51)	(56)
Amortization of acquisition-related intangible assets	(84)	(42)
Trade name impairment	(339)	—
Severance and facility closure costs	(7)	(4)
Stock compensation expense	(20)	(23)
Management fees	(3)	(4)
Other costs (included in operating income)	(12)	(1)
Interest expense, net	(146)	(141)
Loss on extinguishment of debt	(61)	—
Other income (expense)	—	1

Income (loss) from continuing operations before income taxes	$(419)	$83

(2)	Includes amortization of capitalized software.

11. Employee Termination Benefits and Facility Closures:

The following table provides a rollforward of the liability balances for workforce reductions and facility closures for the six months ended June 30, 2015 (in millions):

	Workforce-related	Facilities	Total
Balance at December 31, 2014	$12	$13	$25
Expense related to 2015 actions	7	—	7
Paid	(10)	(3)	(13)
Other adjustments	(3)	—	(3)

Balance at June 30, 2015	$6	$10	$16

The majority of the workforce-related actions are expected to be completed over the next 12 months. The facilities accruals are for ongoing obligations to pay rent for vacant space and are net of sublease reserves. The lengths of these obligations vary by lease with the majority ending in 2019.

12. Related Party Transactions:

Sponsor Transactions

In accordance with the Management Agreement between the Company and affiliates of the Sponsors, the Company recorded $4 million of management fees in sales, marketing and administration expenses for each of the six month periods ended June 30, 2014 and 2015. In the six months ended June 30, 2014, the Company recorded approximately $1 million of management fees in income (loss) from discontinued operations. At December 31, 2014 and June 30, 2015, the Company had accrued management fees included in other accrued expenses of $3 million and $2 million, respectively.

For the six months ended June 30, 2014, Goldman Sachs & Co. and/or its respective affiliates, received less than $1 million in connection with amendments to SDS’s Credit Agreement.

In addition to the amounts above, on March 31, 2014 the Company recorded $15 million of management fees, which is included in income (loss) from discontinued operations, as provided in the Management Agreement for services rendered in connection with the issuance of the $1.025 billion SpinCo Term Loan and $425 million of SpinCo Notes. Also during the first quarter of 2014, the Company recorded $1 million of management fees which is included in income (loss) from discontinued operations resulting from the sale of two FS businesses.

AS Transactions

In connection with the Global Master Services Agreement (“GMSA”) with AS, the Company incurred expenses of $18 million for services provided under the GMSA, most of which are included in cost of sales and direct operating, in the condensed consolidated statement of comprehensive income (loss) for the six months ended June 30, 2015. At June 30, 2015, the Company had recorded approximately $3 million of accounts payable due to AS under the GMSA. The Company has incurred a total of $42 million to date under the GMSA, and has a remaining commitment, which expires on March 31, 2016, of approximately $24 million.

In addition, for each of the six months ended June 30, 2015, AS purchased certain data center outsourcing services and treasury products from FS, for which FS recognized revenue of approximately $1 million. At June 30, 2015, the Company had recorded approximately $1 million of accounts receivable related to certain data center outsourcing and treasury products provided to AS.

13. Commitments and Contingencies:

The Company is presently a party to certain lawsuits arising in the ordinary course of its business. In the opinion of management, none of its current legal proceedings are expected to have a material impact on the Company’s business or financial results. The Company’s customer contracts generally include typical indemnification of customers, primarily for intellectual property infringement claims. Liabilities in connection with such obligations have not been material.

The Company has had patent infringement lawsuits filed against it or certain of its customers claiming that certain of its products infringe the intellectual property rights of others. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or limitations on the Company’s ability to offer certain features, functionalities, products, or services, and may also cause the Company to change its business practices, and require development of non-infringing products or technologies, which could result in a loss of revenues and otherwise harm the Company’s business. Also, certain agreements with previously owned businesses of the Company require indemnification to the new owners for certain matters as part of the sale of those businesses. At June 30, 2015, the Company does not have any significant accruals related to patent indemnification or infringement claims.

The Company evaluates, on a regular basis, developments in its legal matters. The Company records a provision for a liability when it believes that it is both probable that a liability has been incurred, and the amount can be reasonably estimated.

With respect to any current legal proceedings or claims pending against the Company for which it has not made an accrual, but for which it is reasonably possible that a loss may occur, the Company is unable to estimate a range of loss due to various reasons, including, among others: (1) that the proceedings are in early stages, (2) that there is uncertainty as to the outcome of pending appeals, motions, or settlements, (3) that there are significant factual issues to be resolved, and (4) that there are novel legal issues presented. Such legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond the Company’s control. Based on current knowledge, the Company believes that the final outcome of the matters discussed above will not, individually or in the aggregate, have a material adverse effect on its business, consolidated financial position, results of operations, or cash flows. While the Company intends to vigorously defend these matters, in light of the uncertainties involved in such matters, there exists the possibility of adverse outcomes, and the final outcome of a particular matter could have a material adverse effect on results of operations or cash flows in a particular period.

The Company has recorded a reserve for unrecognized tax benefits and related accrued interest for certain matters. Also, the Company is under examination in various federal, state and local and foreign jurisdictions related to income and non-income tax matters. Based on current knowledge, the Company believes that resolution of these matters, giving recognition to the reserve for unrecognized tax benefits, will not have a materially adverse impact on its business, consolidated financial position, results of operations or cash flows.

The State of Delaware, Department of Finance, Division of Revenue (Unclaimed Property) and nine other states are currently conducting a joint examination of the books and records of certain wholly owned subsidiaries of the Company to determine compliance with the unclaimed property laws. Additionally, the Company has entered into voluntary disclosure agreements to address the potential unclaimed property exposure for certain entities not included in the scope of the ongoing unclaimed property examination. The potential exposure related to the examination and the voluntary disclosure programs is not currently determinable.

14. Subsequent Event

For several days in August 2015, certain U.S. operations of a single customer were disrupted by an issue affecting its SunGard-hosted InvestOne fund accounting platform that occurred following a recommended and scheduled operating system maintenance update. SunGard is evaluating the possible impact of the event.